SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

Bryn Mawr Bank Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

117665109
(CUSIP Number)

October 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]     Rule 13d-1(b)

     [X]      Rule 13d-1(c)

     [   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No: 117665109

1.  Names of Reporting Persons.

    Fulton Financial Corporation

    I.R.S. Identification Nos. of above persons

    23-2195389

2.  Check the Appropriate Box if a Member of a Group

    (a)   [   ]

    (b)   [   ]

3.  SEC Use Only

4.  Citizenship or Place of Organization

    Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:

5.  Sole Voting Power

    970,062

6.  Shared Voting Power

  0

7.  Sole Dispositive Power

   970,062

8.  Shared Dispositive Power

  0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

   970,062

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

    [   ]

11. Percent of Class Represented by Amount in Row (9)

    7.3%

12. Type of Reporting Person

    CO, HC

Cusip No: 117665109

Item 1(a).	Name of Issuer:

Bryn Mawr Bank Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:
801 Lancaster Avenue
Bryn Mawr, Pennsylvania 19010

Item 2(a).	Name of Person Filing:

Fulton Financial Corporation

Item 2(b).	Address of Principal Business Office or, if None,
Residence:

The address of the principal office of the Reporting Person is One Penn Square, Lancaster Pennsylvania 17602.

Item 2(c).	Citizenship:

Fulton Financial Corporation is a Pennsylvania corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

360271100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

This Item is not applicable to the Reporting Person.

Item 4.	Ownership.

(a) Amount Beneficially Owned: 970,062 shares.

(b) Percent of Class: 7.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 970,062

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 970,062

(iv) Shared power to dispose or to direct the disposition of: 0

Cusip No: 117665109

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact
that as of the date hereof the Reporting Person has
ceased to be the beneficial owner of more than five
percent of the class of securities, check the
following:  [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Fulton Financial Corporation.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See attached Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

This Item is not applicable to the Reporting Person.

Item 9.	Notice of Dissolution of Group.

This Item is not applicable to the Reporting Person.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No: 117665109

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                     November 13, 2012
                                                                                                            (Date)

  FULTON FINANCIAL CORPORATION

                                                                   By:       /s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer

Cusip No: 117665109

Exhibit A

FFC Management, Inc., a  Delaware corporation, is a wholly-owned subsidiary of Fulton Financial Corporation and directly acquired the securities being reported by Fulton Financial Corporation on this Schedule 13G.